Exhibit 99.1

Uranium Royalty Corp. Releases Inaugural Sustainability Report

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, November 28, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce the publication of its inaugural 2023 Sustainability Report. This report presents the Company’s approach and performance on sustainability initiatives and outlines sustainability strategy and goals for the future.

FY23 Sustainability Report Highlights

●	Bolstered the Company’s strong due diligence process through strengthened focus on sustainability-related risks of operators, reviewing 100% of deals with the Company’s enhanced sustainability due diligence approach;
●	Strengthened the Company’s corporate risk management function;
●	Approved Sustainability Policy, Anti-Corruption Policy and Corporate Disclosure Policy to reinforce the Company’s commitment to sustainability and strong corporate governance;
●	Achieved executive-management diversity of 33% female and 33% ethnically-diverse representation; and
●	Donated approximately US$48,000 to local community programs.

Scott Melbye, the Company’s Chief Executive Officer, stated: “I am proud to present our inaugural 2023 Sustainability Report for Uranium Royalty Corp., the first and only pure play uranium royalty company. As a relatively young company, we are proud of our growing portfolio of 20 interests on 18 development, advanced, permitted and producing uranium projects in key uranium jurisdictions. As the first company to apply the successful royalty and streaming business model exclusively to the uranium sector, we leverage our first-mover advantage through providing needed capital to producing, developing, and next generation uranium mining companies. This supports our mission to fuel a cleaner tomorrow through carbon-free nuclear energy.”

He continued, “As a royalty company, we play an important role in promoting sustainability and innovation in mining. We carefully screen and seek to select operators who share our principles of responsible environmental stewardship and strong community support, and we strive to develop long-term relationships based on mutual commitment to those principles.”

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward looking information” and “forward looking statements”, as defined under applicable Canadian and U.S. securities laws (“forward looking statements”), including market expectations and the Company’s strategy and business plans, which ultimately remains the subject of the Company’s discretion. Forward looking statements include statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward looking statements. Forward looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward looking statements, including, without limitation, risks inherent to royalty companies, any failures by counterparties to perform their respective obligations, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.